June 10, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Geoff Kruczek
Jay Ingram

Re:	Turning Point Brands, Inc.
Registration Statement on Form S-4
Filed May 15, 2020
File No. 333-238313

Dear Mr. Kruczek and Mr. Ingram:

On behalf of Turning Point Brands, Inc. (“TPB” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Registration Statement on Form S-4 filed May 15, 2020

Background of the Merger, page 40

1.
We note the disclosure that Duff & Phelps provided the special committee with its financial analysis and a fairness opinion. Please revise to disclose the information required by Item 4(b) of Form S-4 and include the opinion as an exhibit, as required by Item 21(c) to Form S-4. Please also file the consent of Duff & Phelps as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosures on pages 9, 46, and 53-58 of the Amendment No. 1. The Company has also included the opinion of Duff & Phelps as Annex C of the Amendment No. 1 and the consent of Duff & Phelps as Exhibit 99.4 of the Amendment No. 1.

Interests of SDI Directors and Executive Officers in the Merger, page 52

2.	Please revise to quantify the interests of each of SDI’s directors and executive officers in the merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 10, 2020

Exclusive Forum, page 134

3.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure that, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, notwithstanding that Exhibit 3.2 does not appear to specifically include such claims. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act and Exchange Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, not merely that they will not be “deemed to have waived” compliance with the federal securities laws. Please also revise your disclosure beginning on page 15 to clearly describe the provision, and the risks to investors, such increased costs to bring a claim, that the provision may discourage claims or limit investors’ ability to bring a claim in a forum they find favorable and any uncertainty about the enforceability of the provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140-141 of the Amendment No. 1. The Company has also added a risk factor on pages 34-35 of Amendment No. 1 to describe the exclusive forum provision in a manner consistent with the Staff’s comment.

Please contact me at (612) 632-3033 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Christopher A. Carlisle
Christopher A. Carlisle
Lathrop GPM LLP

Cc:	Lawrence Wexler, Turning Point Brands, Inc.
James Dobbins, Turning Point Brands, Inc.
Robert Lavan, Turning Point Brands, Inc.